SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2010

(Commission File No. 1-15256)

BRASIL TELECOM S.A.

(Exact name of Registrant as specified in its Charter)

BRAZIL TELECOM COMPANY

(Translation of Registrant’s name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B

Brasília, D.F., 71.215-000

Federative Republic of Brazil

(Address of Registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)    .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)    .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

BRASIL TELECOM S.A.

CORPORATE TAXPAYERS’ REGISTER (CNPJ/MF) No. 76.535.764/0001-43

BOARD OF TRADE (NIRE) No. 33.3.0026068-4

PUBLICLY-HELD COMPANY

EXCERPT OF ITEM 3 FROM THE MINUTES OF THE MEETING OF THE BOARD OF

DIRECTORS

HELD ON NOVEMBER 17, 2010

In my role as secretary of the meeting of the Board of Directors, I CERTIFY that item 3 of the Agenda, “Brasil Telecom’s Statement of Interest on Shareholders’ Equity, in the amount up to R$400 million”, of the minutes of the meeting of the Board of Directors of Brasil Telecom S.A., held on November, 17, 2010 at 03:30 p.m., at Rua Humberto de Campos, 425, 8th floor, Leblon, in the City of Rio de Janeiro, State of Rio de Janeiro, reads as follows:

“As for item 3 of the Agenda, Marco Schroeder presented the assumptions made and the tax effects on the Company’s Statement of Interest on Shareholders’ Equity, as well as the proposed statement for the fiscal year of 2010, with maturity on a date to be established by the Board of Executive Officers, in the gross amount of up to R$400 million. The Directors unanimously approved the proposal and delegated powers to the Board of Executive Officers to make this payment.”

All members of the Board of Directors were in attendance, and the following signed the minutes: (/s/) José Augusto da Gama Figueira – President, Maxim Medvedovsky, João de Deus Pinheiro de Macedo, Eurico de Jesus Teles Neto and Antônio Cardoso dos Santos. Rio de Janeiro, November 17, 2010.

Maria Gabriela Campos da Silva Menezes Côrtes

Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 24, 2010

BRASIL TELECOM S.A.

By:	/s/ Alex Waldemar Zornig
Name: Alex Waldemar Zornig
Title: Chief Financial Officer and Investor Relations Officer